SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             -----------------------

                              ENERTECK CORPORATION
                              --------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    29275X104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Elliot Press, Esq.
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                            New York, New York 11753
                                 (212) 940-8800

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29275X104                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BATL BioEnergy LLC
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     3,450,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            3,450,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,450,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29275X104                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BATL Management LP
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     299,700
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            299,700
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      299,700
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.82%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29275X104                    13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thomas Donino
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     4,325,250 (1)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,325,250 (1)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,325,250 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      24.66%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes shares held by BATL BioEnergy LLC and BATL Management LP. Source of Funds response is with respect to share held by Mr. Donino directly.

      This Amendment No. 2 amends the Statement on Schedule 13D (the "Original 13D") as amended by Amendment No. 1 to the Original 13D, filed by BATL Management LP ("BML"), BATL BioEnergy LLC ("BBL") and Thomas Donino, on December 19, 2005 and April 25, 2006, respectively. Capitalized terms used but not otherwise defined in this Amendment No. 1 should have the meanings ascribed thereto in the Original 13D.

      Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is hereby amended as follows:

      The aggregate amount of funds used to purchase the Shares aquired by BML since the date of the Original 13D was $260,748. The source of such funds was capital contributions by Mr. Donino.

      The aggregate amount of funds used to purchase the Shares reported herein as being personally and directly held by Mr. Donino since the date of the original 13D was $476,735. The source of such funds was personal funds of Mr. Donino.

      Item 5. Interest of Securities of the Issuer.

      Item 5(a) through 5(c) are hereby amended to read as follows:

      (a) (i) BBL owns 3,450,000 Shares comprised of 2,450,000 Shares and Shares underlying 1,000,000 warrants. Such Shares constitute approximately 19.7% of the outstanding Shares of the Issuer;

          (ii) BML owns 299,700 Shares constituting approximately 1.82% of the outstanding Shares of the Issuer; and

          (iii) Thomas Donino owns 847,050 Shares directly as well as an additional 28,500 Shares underlying common stock purchase warrants held by Mr. Donino. In addition, as the managing member and President of BBL and the sole officer, director and shareholder of the general partner of BML, Mr. Donino may be deemed to be the beneficial owner of the 3,450,000 Shares owned by BBL and the 299,700 Shares owned by BML. The Shares beneficially owned by Mr. Donino equal an aggregate of 4,325,250 Shares and constitute approximately 24.66% of the outstanding Shares of the Issuer.

      (b) Each of BBL and BML has the sole power to vote and dispose of the Shares held by such entity, which power is solely exercisable by Thomas Donino. Thomas Donino has the sole power to vote and dispose of the Shares held by Mr. Donino directly.

      (c) Set forth below is a description of all transactions in shares effected by the Reporting Persons within the last 60 days. All such transfers were purchased on the open market.

Date              Number of Shares      Price per Share       Reporting Person
----              ----------------      ---------------       ----------------

10/10/06               10,000               $0.75             BML
10/24/06               30,500               $0.845            BML
11/13/06                8,600               $0.80             BML
11/14/06               10,000               $0.80             BML
11/16/06               27,000               $0.80             Mr. Donino (1)
11/17/06               25,000               $0.80             Mr. Donino (1)
11/20/06               25,700               $0.80             Mr. Donino (1)
11/21/06               99,000               $0.8072           Mr. Donino (1)
11/22/06               17,400               $0.8287           BML
11/27/06                9,350               $0.79             Mr. Donino (1)
11/27/06               10,000               $0.79             Mr. Donino (2)
11/27/06               10,350               $0.79             BML
11/28/06              145,500               $0.75             Mr. Donino (1)
11/29/06              157,500               $0.70             Mr. Donino (1)

----------
(1) These shares were acquired through a brokerage account owned jointly by Mr. Donino and his wife.
(2)   These shares were acquired through Mr. Donino's IRA account.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 30th day of November, 2006.

                                      BATL BIOENERGY LLC


                                      By: /s/ Thomas Donino
                                          --------------------------------------
                                          Thomas Donino
                                          President


                                      BATL MANAGEMENT LP

                                      By: BATL Trading Inc., its general partner


                                      By: /s/ Thomas Donino
                                          --------------------------------------
                                          Thomas Donino
                                          President


                                          /s/ Thomas Donino
                                          --------------------------------------
                                          Thomas Donino